Exhibit 99.1

Nano Dimension: Murchinson Could Not Find Board Nominees to Join Them

Resorted to Paying Cronies $50,000 Each, in Cash1 – For using their Bios
Even if they WILL NOT be Elected as Directors

Nominees Are Clearly Beholden to Murchinson and
CANNOT be Classified as Independent

As an Example, Nominee OFIR BAHARAV is a Failed Businessman,
Ousted from Numerous Companies with a Questionable Track Record

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All Nano’s Highly Qualified Nominees

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 09, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today highlighted that Murchinson, Ltd. (“Murchinson”) paid its director nominees $50,000 each in cash – or a total of $250,000 – for simply agreeing to stand for election to Nano’s Board of Directors (“the Board”), regardless of outcome. The payments render those nominees beholden to Murchinson and they CANNOT be considered independent.

One of Murchinson’s director nominees is Nano Dimension’s prior chairman of the board, Ofir Baharav. This is the same Ofir Baharav that left the Company’s board in March 2021 to “support the exponential growth” of a $20 million ventilator business, which alas, turned into a failed business adventure since then. The same Ofir Baharav said in his farewell remarks that “Under the exceptional guidance of our CEO Yoav Stern, Nano has transformed into a viable and momentous force in the world of electronics”.

Mr. OFIR BAHARAV served on Nano’s Board from November 2015 to March 2021. During this period as a Director of Nano, share price of the Company went DOWN from approximately $88 per share to less than $2.00 per share (See graph below).

●	Mr. OFIR BAHARAV along with the prior chairman of the Company, for whom Mr. Baharav voted for his recruitment and his compensation package, brought Nano Dimension to dire situation, at which point the Nano hired an investment bank to find a buyer. Mr. Baharav voted for the engagement which included paying the investment bank a guaranteed $450,000 in cash WITHOUT any success fee. The process failed as the investment bank did not find a single candidate interested in buying the Company. Nonetheless, Nano was forced to pay the bank cash, while its cash reserves were barely sufficient for only additional three months, before having to file for bankruptcy.

●	The chairman eventually resigned, and Mr. Baharav was appointed as a replacement.

●	When Nano Dimension tried to engage in a transaction between Nano and Catalyst Venture Fund in 2020-21, Catalyst made any business involvement contingent on Mr. Baharav’s removal from Nano’s Board.

[1]	“…In consideration of your agreement to be named and serve as a nominee of the Murchinson Group for your proposed appointment as a director of the Company at the AGM, the undersigned hereby agrees to pay you $50,000 in cash promptly following the execution of this letter agreement by Murchinson and you and, for the sake of clarity, regardless of the outcome of the AGM…” Exhibit 99.4, Murchinson filing.

●	In 2020-21, Mr. Ofir Baharav continued to exhibit questionable behavior, relating to other matters. That included asking the company’s board to pay him $120,000 for his past work on the Board in 2019, like the former chairman was paid (apparently with the approval of Mr. Baharav), claiming that he “worked more than the previous chairman.”

o	Nano at the time, had only 3 months to survive based on its cash reserve. A fact that was clearly known to him. His request was obviously turned down.

●	Eventually, in March 2021, it was agreed with Mr. Baharav that he will resign from the board.

Upon Murchinson’s announcement of Mr. Baharav as a director nominee, Nano conducted substantial due diligence beyond what was known to its management back in 2021. Below are highlights of some concerns regarding Mr. Baharav record and career development. Nano is in the process of performing similar due diligence on Murchinson’s other director candidates.

●	Mr. Ofir Baharav currently serves as the Chief Executive Officer of PowerBreezer, which is a fledgling and flailing ventilators’ manufacturer, which under Baharav’s leadership has failed to meet all its goals since 2016: Mr. Baharav tried to go-public (IPO) in April 2021 - failed, tried to raised money independently - failed, tried to merge with a SPAC - failed.

●	Mr. Ofir Baharav has joined Stratasys Ltd. in 2014, only to abruptly leave a year later in 2015.

●	Mr. Ofir Baharav was also ousted from XJet, a company he founded, after conflicts with at least two prominent investors, the leader of Indigo/HP and the leader of Catalyst Ventures, as well as with the company’s co-founder. During his tenure, XJet failed to develop a printing machine for photovoltaic cells. Until 2022 that company generated no material revenue despite approximately $200 million being invested in it.

●	As a member of the Israeli Defense Forces, Mr. Baharav got into strife and conflicts with his direct commander, ending with the need for the Headquarters to intervene.

Nano Dimension believes Murchinson is leading a self-interested campaign to elevate its profile and gain access to the Company’s significant cash reserves at the expense of other shareholders.

Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL 3 of Nano’s highly qualified nominees and AGAINST the Murchinson proposals. The Annual General Meeting will be held on Thursday, September 7th, at 8:00 EST/3:00 pm Israel time. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Votes must be received by 12 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED
Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada)
Or +1 (412) 232-3561 (all other countries).
Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

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